UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V206

(CUSIP Number)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS Mr. Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE: This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Melco International Development Limited (“Melco”), a Hong Kong-listed company, EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly-owned by Melco, and Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada (each of the foregoing a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13D/A represents Amendment No. 2 to the statement on Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on December 2, 2014 (the “Existing 13D”), and amends and, with respect to the information set forth herein, supersedes the Existing 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Existing 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D/A relates to the shares of the $.001 par value common stock (“Common Stock”) of the Issuer. The Issuer’s executive offices are located at Unit C1, Ground Floor, Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D/A is being filed on behalf of each of the Reporting Persons. Melco indirectly owns 100% of the issued shares of EGT Entertainment. Mr. Ho personally holds 30,769,132 ordinary shares of Melco, representing approximately 1.99% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco are held by Maple Peak Investments Inc., representing approximately 7.73%, 19.08%, 3.29%, 0.47% and 0.10%, respectively, of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco, representing 19.85% of Melco’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 810,672,396 ordinary shares of Melco, representing approximately 52.51% of Melco’s ordinary shares outstanding.

(b) The principal business address of the Reporting Persons is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(c) The principal business of Melco and EGT is to act as holding companies for investments in casino gaming and entertainment. Mr. Ho’s principal occupation is serving as chairman, chief executive officer and executive director of Melco and Melco Resorts & Entertainment Limited.

(d) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Melco is a Hong Kong-listed company and EGT Entertainment is a company incorporated under the laws of Hong Kong. Mr. Ho is a citizen of Canada.

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Reporting Person, see Schedule I attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

It is anticipated that any funds necessary for any Proposed Transaction (as described in Item 4 below) will be provided by Melco’s cash on hand.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Melco, through its wholly owned subsidiary, EGT Entertainment, has a majority control of the Issuer and has continued to evaluate its investment in the Issuer. Melco is reviewing potential strategic alternatives with respect to the Issuer and is considering making an offer, through EGT Entertainment or another wholly owned subsidiary, to acquire all of the outstanding Common Stock of the Issuer not already owned by EGT Entertainment, for a price in the range of approximately US $2.10 to $2.25 per share, in cash via a tender offer (the “Proposed Transaction”).

Any such Proposed Transaction would be subject to a number of conditions, including the valid tender of at least a majority of the issued and outstanding Common Stock, excluding Common Stock owned by EGT Entertainment. Any such transaction would be financed using available cash on hand.

Melco notes that no determination to make an offer has been made and Melco may not make any such offer. The information in this filing does not constitute a legally binding agreement and does not create any legal obligations for any party.

Melco intends to have further discussions and other communications with the Issuer and the board of directors of the Issuer and may also have discussions and other communications with other persons or entities (including other stockholders of the Issuer) regarding the Proposed Transaction or any other transaction(s) involving the Issuer. In the course of such conversations, Melco may suggest actions that could result in, among other things, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuers.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth under Item 6 below is incorporated in this Item 5 in its entirety.

(a) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. The Reporting Persons, by virtue of their relationships, may be deemed to have shared beneficial ownership of 9,378,074 shares of Common Stock, representing 64.8% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is based on 14,464,220 shares of Common Stock issued and outstanding as of March 15, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 11, 2017. Except as disclosed in this Item 5(a), the Reporting Persons do not beneficially own any shares of Common Stock or have the right to acquire any such shares.

(b) The Reporting Persons have the shared power to vote or to direct the vote or dispose or direct the disposition of 9,378,074 shares of Common Stock. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D/A are incorporated herein by reference.

(c) The Reporting Persons have not effected any transaction in the shares of Common Stock during the 60 days prior to the date of this Schedule 13D/A.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by replacing Exhibit 1 as set forth on the Exhibit Index hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2017	MELCO INTERNATIONAL DEVELOPMENT LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

April 18, 2017	EGT ENTERTAINMENT HOLDING LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

April 18, 2017	HO, LAWRENCE YAU LUNG

	By:	/s/ HO, LAWRENCE YAU LUNG

EXHIBIT INDEX

The Exhibit Index is hereby amended by replacing Exhibit 1 with the following:

Exhibit No.

1.	Joint Filing Agreement, dated as of April 18, 2017.

SCHEDULE I

DIRECTORS AND OFFICERS OF CERTAIN REPORTING PERSONS

MELCO INTERNATIONAL DEVELOPMENT LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Resorts & Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Ng Ching Wo	13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong	Solicitor	Canada

Chow Kwong Fai, Edward	2909A Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Certified Public Accountant	United Kingdom

Sham Sui Leung, Daniel	42nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Certified Public Accountant	United Kingdom

Tyen Kan Hee, Anthony	21/F, Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong	Certified Public Accountant	Hong Kong Special Administrative Region of the People’s Republic of China

EGT ENTERTAINMENT HOLDING LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Tam Chi Wai	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Group Finance Director, Qualified Accountant and Head of Human Resources and Administration of Melco International Development Limited	Canada
Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America